Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2025 are included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission (“SEC”). We also recommend that you read our discussion and analysis of financial condition and results of operations together with the audited financial statements and notes thereto for the year ended December 31, 2024 and the section entitled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 11, 2025 and our subsequent filings with the SEC. The following discussion and analysis contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. As discussed in the below section titled “Cautionary Note Regarding Forward Looking Statements,” all forward looking statements included in this discussion and analysis are based on information available to us on the date hereof, and we assume no obligation to update any such forward looking statements. The terms “Company,” “Oculis,” “we,” “our” or “us” as used herein refer to Oculis Holding AG and its consolidated subsidiaries unless otherwise stated or indicated by context.

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and nine months ended September 30, 2025 were prepared in accordance with IFRS Accounting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are presented in Swiss Francs (CHF) unless otherwise indicated. Amounts, aside from share data, are also presented in thousands unless otherwise indicated.

Company Overview

We are a global late clinical-stage biopharmaceutical company, headquartered in Switzerland with operations in Switzerland, the U.S. and Iceland. We have substantial expertise in therapeutics for the treatment of ophthalmic and neuro-ophthalmic diseases. We are engaged in developing innovative drug candidates that embrace the potential to address significant unmet medical needs for many eye-related and neuro-ophthalmic conditions. We intend to become a global leader in ophthalmic and neuro-ophthalmic therapeutics to realize this mission.

Our pipeline currently includes three clinical-stage therapeutic candidates: OCS-01, Privosegtor (OCS-05), and Licaminlimab (OCS-02). OCS-01 is an eye drop candidate which aims to be the first non-invasive topical treatment for diabetic macular edema (“DME”). It is presently being evaluated in two ongoing Phase 3 clinical trials for DME, with topline results expected in the second quarter of 2026. Privosegtor (OCS-05) is a neuroprotective candidate that has the potential to become a novel therapy for acute optic neuritis (“AON”), non-arteritic anterior ischemic optic neuropathy (“NAION”) and other neuro-ophthalmic diseases. Following a successful meeting with the FDA in the third quarter of 2025, we plan to advance Privosegtor (OCS-05) into a registrational program for AON and NAION under our PIONEER program. Licaminlimab (OCS-02) is a product candidate for the treatment of keratoconjunctivitis sicca, or dry eye disease (“DED”). After a successful FDA meeting in the first quarter of 2025, we intend to advance Licaminlimab with a genotype-based development approach to deliver a potentially first in class precision medicine treatment in ophthalmology. We plan to initiate PREDICT-1, a registrational trial with a genotype-based approach to investigate Licaminlimab in DED in the fourth quarter of 2025.

Recent Developments

Clinical Development Update

OCS-01 is an innovative high concentration eye drop candidate to treat DME. Following the positive Phase 3 DIAMOND Stage 1 trial outcome, we advanced the OCS-01 DME DIAMOND program into Stage 2, which includes two global pivotal Phase 3 clinical trials, DIAMOND-1 and DIAMOND-2, for the treatment of DME. We completed enrollment for both trials in April 2025 with over 800 patients in 119 clinical sites. The topline results from the DIAMOND trials are expected in the second quarter of 2026. If the results are positive, we plan to submit a new drug application (“NDA”) to the FDA for OCS-01 for the treatment of DME in the second half of 2026. An NDA submission to the FDA for the treatment of inflammation and pain following ocular surgery is expected to follow thereafter.

Privosegtor (OCS-05) is a novel small molecule peptoid that penetrates blood brain and retinal barrier selected by high-throughput screening (HTS) for neurotrophic and neuroprotective properties. We are initially developing Privosegtor as a potential therapy to treat AON and NAION. AON and NAION are both rare diseases with high unmet medical need. Currently there are no specific neuroprotective treatments which are approved by the FDA or European Medicines Agency (“EMA”) for AON or NAION. In October 2025, we announced the initiation of the PIONEER program, which will include three pivotal trials to support registration plans for Privosegtor in AON and NAION. The first two trials, PIONEER-1 and PIONEER-2, will evaluate Privosegtor following the acute onset of optic neuritis in a broad population consisting of patients with multiple sclerosis (“MS”) and those without MS. The primary endpoint will be measured as low-contrast visual acuity (“LCVA”) at three months. Dosing and patient enrollment criteria will mirror those of the positive Phase 2 ACUITY trial, which demonstrated improvements in visual function and retinal anatomical preservation in patients with AON. PIONEER-1 is expected to initiate in the fourth quarter of 2025, with PIONEER-2 planned to follow in the first half of 2026. The third trial in the PIONEER program, PIONEER-3, will evaluate Privosegtor after the acute onset of NAION. This study shares the core design and operational elements with PIONEER-1 and PIONEER-2, and is expected to initiate in mid-2026.

Components of Results of Operations

Revenue

We have not generated any revenue from product sales since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or if we enter into collaboration or licensing agreements with third parties, we may generate revenue in the future from a combination of product sales and payments from such collaboration or licensing agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

Grant Income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. We maintain a subsidiary in Iceland that provides research and development for our product candidates. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. We do not anticipate generating significant grant income in the near future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38 (“Intangible Assets”). Capitalization does not result in amortization until the related product is approved for commercialization, where a finite useful economic life can be more reliably determined. To date, all capitalized research and development intangible assets remain unamortized.

Research and development expenses include:

•
personnel-related expenses, including salaries, related benefits and equity-based compensation expense, for employees and third-party consultants engaged in research and development functions;
•
expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with clinical research organizations (“CROs”), as well as clinical trial investigative sites and consultants that conduct our clinical trials;
•
costs related to contract manufacturing organizations that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as costs of acquiring and manufacturing non-clinical and clinical trial materials, including manufacturing registration and validation batches;
•
costs related to non-clinical studies and other scientific development services;
•
costs related to compliance with quality and regulatory requirements; and
•
costs related to formulation research, intellectual property expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

For the three and nine months ended September 30, 2025 and 2024, no research and development costs were capitalized by the Company.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our ongoing and planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any current or future product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of internal and external costs related to executive management, finance and accounting functions, legal, business development, corporate insurance, corporate and investor communications, pre-commercial and other administrative functions and operating costs.

Finance Income (Expense)

Finance income (expense) consists primarily of interest income on fixed term deposits.

Fair Value Adjustment on Warrant Liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of the Company’s warrant instruments. The fair value is dependent on the change in the underlying market price of the public and private placement warrants, the change in the Black-Scholes fair value of the warrant agreement with Kreos Capital VII Aggregator SCSp, and the number of outstanding warrants at the reporting date. The fair value of the public and private placement warrants is, in general, directly correlated with the market price of our warrants. Assuming the number of outstanding warrants remains constant, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gains and losses consist of currency exchange differences that arise from transactions denominated in currencies other than Swiss Francs.

Income Tax Expense

We are subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug, as well as in the Canton of Vaud and Commune of Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, Hong Kong and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes owed. As of December 31, 2024, we had tax loss carry-forwards totaling CHF 233.8 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

Comparison of the Three Months Ended September 30, 2025 and 2024

The following table summarizes our results of operations for the periods presented:

	For the three months ended September 30,
	2025	2024	Change	% Change
Grant income	243	216	27	13%
Operating income	243	216	27	13%
Research and development expenses	(14,117)	(12,999)	(1,118)	9%
General and administrative expenses	(6,422)	(5,348)	(1,074)	20%
Operating expenses	(20,539)	(18,347)	(2,192)	12%
Operating loss	(20,296)	(18,131)	(2,165)	12%
Finance income	438	556	(118)	(21%)
Finance expense	(162)	(264)	102	(39%)
Fair value adjustment on warrant liabilities	3,089	(445)	3,534	(794%)
Foreign currency exchange gain (loss)	89	(1,888)	1,977	105%
Finance result	3,454	(2,041)	5,495	269%
Loss before tax for the period	(16,842)	(20,172)	3,330	(17%)
Income tax benefit (expense)	(13)	(18)	5	(28%)
Loss for the period	(16,855)	(20,190)	3,335	(17%)

Grant Income

Grant income for the three months ended September 30, 2025 and 2024 was CHF 0.2 million in both periods. The grant income is dependent upon the Icelandic government making such reimbursement available for qualified research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the three months ended September 30,
	2025	2024	Change	% Change
Personnel expenses	4,783	2,640	2,143	81%
Payroll and related expenses	2,347	1,541	806	52%
Share-based compensation	2,436	1,099	1,337	122%
Other operating expenses	9,334	10,359	(1,025)	(10%)
External service providers	8,855	10,101	(1,246)	(12%)
Other operating expenses	387	183	204	111%
Depreciation expense	92	75	17	23%
Total research and development expenses	14,117	12,999	1,118	9%

Research and development expense was CHF 14.1 million for the three months ended September 30, 2025, compared to CHF 13.0 million for the three months ended September 30, 2024. The increase of CHF 1.1 million, or 9%, was primarily due to an increase in research and development personnel cost due to increased product development activities and related headcount, partially offset by a decrease in spending for external service providers. The increase in personnel costs was driven by share-based compensation expense due to new equity grants, increased grant value of equity awards, and headcount. The decrease in external service providers was primarily driven by completion of the Licaminlimab (OCS-02) RELIEF trial, with positive readout in the second quarter of 2024. In addition, the Phase 3 OPTIMIZE-2 trial of OCS-01 for inflammation and pain following cataract surgery was closed in 2024. These decreases were partially offset by increased costs related to the Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 trials of OCS-01 in DME, which achieved full enrollment of over 800 patients in April 2025 and expects topline results in Q2 2026.

The table below represents the breakdown of research and development expenses by project:

	For the three months ended September 30,
	2025	2024	Change	% Change
OCS-01	7,967	9,518	(1,551)	(16%)
Privosegtor (OCS-05)	3,086	1,092	1,994	183%
Licaminlimab (OCS-02)	2,193	1,523	670	44%
Other development projects	871	866	5	1%
Total	14,117	12,999	1,118	9%

During the three months ended September 30, 2025 and 2024, the increase in research and development expenses were driven by Privosegtor and Licaminlimab development activities. During the three months ended September 30, 2024, the Licaminlimab RELIEF trial also contributed to costs incurred, as the trial was completed in the second quarter of 2024 with positive results.

General and Administrative Expenses

	For the three months ended September 30,
	2025	2024	Change	% Change
Personnel expenses	3,850	2,950	900	31%
Payroll and related expenses	1,725	1,549	176	11%
Share-based compensation	2,125	1,401	724	52%
Other operating expenses	2,572	2,398	174	7%
External service providers	2,091	1,706	385	23%
Other operating expenses	422	648	(226)	(35%)
Depreciation expense	59	44	15	34%
Total general and administrative expenses	6,422	5,348	1,074	20%

General and administrative expenses were CHF 6.4 million for the three months ended September 30, 2025, compared to CHF 5.3 million for the three months ended September 30, 2024. The increase of CHF 1.1 million, or 20%, was primarily driven by an increase in share-based compensation expense due to new equity grants and increased grant value for equity awards granted in 2025, as well as increased spending for external professional services.

Finance Income and Finance Expense

	For the three months ended September 30,
	2025	2024	Change	% Change
Finance income	438	556	(118)	(21%)
Finance expense	(162)	(264)	102	(39%)
Total finance income	276	292	(16)	(5%)

We realized net finance income of CHF 0.3 million for the three months ended September 30, 2025 and 2024. Finance income decreased due to lower interest income from our short-term bank deposits in 2025 compared to 2024, and finance expense decreased due to prior year transaction costs related to the May 2024 Blackrock Loan Agreement that were fully amortized by May 2025.

Fair Value Adjustment on Warrant Liabilities

	For the three months ended September 30,
	2025	2024	Change	% Change
Fair value adjustment on warrant liabilities	3,089	(445)	3,534	(794%)

We realized a fair value adjustment gain on warrant liabilities of CHF 3.1 million for the three months ended September 30, 2025 primarily due to a decrease in the market price of the public warrants from June 30, 2025. The warrant shares were assumed from European Biotech Acquisition Corp. as part of the 2023 business combination agreement (“BCA Warrants”). The fair value adjustment loss on warrant liabilities during the three months ended September 30, 2024 was due to an increase in the market price of the BCA Warrants during the prior year quarter.

Foreign Currency Exchange Gain (Loss)

	For the three months ended September 30,
	2025	2024	Change	% Change
Foreign currency exchange gain (loss)	89	(1,888)	1,977	(105%)

We recognized a foreign currency exchange gain of CHF 0.1 million for the three months ended September 30, 2025, compared to a loss of CHF 1.9 million for the three months ended September 30, 2024. The foreign currency exchange balances reflect fluctuations of the U.S. dollar against the Swiss Franc impacting our cash and short-term financial assets balances, which were favorable in 2025 and unfavorable in 2024.

Comparison of Nine Months Ended September 30, 2025 and 2024

The following table summarizes our results of operations for the periods presented:

	For the nine months ended September 30,
	2025	2024	Change	% Change
Grant income	788	683	105	15%
Operating income	788	683	105	15%
Research and development expenses	(43,797)	(40,320)	(3,477)	9%
General and administrative expenses	(18,030)	(16,307)	(1,723)	11%
Operating expenses	(61,827)	(56,627)	(5,200)	9%
Operating loss	(61,039)	(55,944)	(5,095)	9%
Finance income	1,451	1,797	(346)	(19%)
Finance expense	(592)	(393)	(199)	51%
Fair value adjustment on warrant liabilities	(9,056)	(2,143)	(6,913)	323%
Foreign currency exchange gain (loss)	(6,211)	(361)	(5,850)	1620%
Finance result	(14,408)	(1,100)	(13,308)	1210%
Loss before tax for the period	(75,447)	(57,044)	(18,403)	32%
Income tax benefit (expense)	4	(78)	82	105%
Loss for the period	(75,443)	(57,122)	(18,321)	32%

Grant Income

Grant income for the nine months ended September 30, 2025 and 2024 was CHF 0.8 million and CHF 0.7 million, respectively. The grant income is dependent upon the Icelandic government making such reimbursement available for qualified research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the nine months ended September 30,
	2025	2024	Change	% Change
Personnel expenses	13,967	7,682	6,285	82%
Payroll and related expenses	7,114	4,052	3,062	76%
Share-based compensation	6,853	3,630	3,223	89%
Other operating expenses	29,830	32,638	(2,808)	(9%)
External service providers	28,798	32,059	(3,261)	(10%)
Other operating expenses	783	385	398	103%
Depreciation expense	249	194	55	28%
Total research and development expenses	43,797	40,320	3,477	9%

Research and development expense was CHF 43.8 million for the nine months ended September 30, 2025, compared to CHF 40.3 million for the nine months ended September 30, 2024. The increase of CHF 3.5 million, or 9%, was primarily driven by increased product development activities resulting in higher personnel costs, partially offset by lower operating expenses related to external service providers.

The increase in personnel costs was a direct result of increased headcount to support the advancement of our pipeline, as well as increased share-based compensation expense due to new grants, increased grant value, and headcount. The decrease in external service providers was primarily driven by the completion of the Licaminlimab (OCS-02) RELIEF trial, with positive readout in the second quarter of 2024. In addition, the Phase 3 OPTIMIZE-2 trial of OCS-01 for inflammation and pain following cataract surgery was closed in 2024. These decreases were partially offset by increased costs related to the Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 trials of OCS-01 in DME, which achieved full enrollment of over 800 patients in April 2025.

The table below represents the breakdown of research and development expenses by project:

	For the nine months ended September 30,
	2025	2024	Change	% Change
OCS-01	28,732	24,240	4,492	19%
Privosegtor (OCS-05)	6,825	3,098	3,727	120%
Licaminlimab (OCS-02)	5,910	10,120	(4,210)	(42%)
Other development projects	2,330	2,862	(532)	(19%)
Total	43,797	40,320	3,477	9%

During the nine months ended September 30, 2025 and 2024, research and development expenses were driven by our lead candidate, OCS-01, including the Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 clinical trials in DME which completed enrollment in April 2025 and expects topline results in Q2 2026, as well as increased development costs related to the advancement of Privosegtor (OCS-05). During the nine months ended September 30, 2024, research and development expenses also included costs related to the OPTIMIZE-2 and RELIEF trials.

General and Administrative Expenses

	For the nine months ended September 30,
	2025	2024	Change	% Change
Personnel expenses	10,437	8,157	2,280	28%
Payroll and related expenses	5,558	4,847	711	15%
Share-based compensation	4,879	3,310	1,569	47%
Other operating expenses	7,593	8,150	(557)	(7%)
External service providers	5,857	5,761	96	2%
Other operating expenses	1,597	2,299	(702)	(31%)
Depreciation expense	139	90	49	54%
Total general and administrative expenses	18,030	16,307	1,723	11%

General and administrative expenses were CHF 18.0 million for the nine months ended September 30, 2025, compared to CHF 16.3 million for the nine months ended September 30, 2024. The increase of CHF 1.7 million, or 11%, was primarily driven by higher personnel costs, including share-based compensation expense, resulting from new equity grants, increased grant value of equity awards, and headcount.

Finance Income and Finance Expense

	For the nine months ended September 30,
	2025	2024	Change	% Change
Finance income	1,451	1,797	(346)	(19%)
Finance expense	(592)	(393)	(199)	51%
Total finance income	859	1,404	(545)	(39%)

We realized net finance income of CHF 0.9 million for the nine months ended September 30, 2025 compared to net finance income of CHF 1.4 million for the nine months ended September 30, 2024. Finance income for both periods was primarily related to interest income from short-term bank deposits, offset by the amortization of transaction costs associated with the May 2024 Blackrock Loan Agreement.

Fair Value Adjustment on Warrant Liabilities

	For the nine months ended September 30,
	2025	2024	Change	% Change
Fair value adjustment on warrant liabilities	(9,056)	(2,143)	(6,913)	323%

We incurred fair value adjustment losses on warrant liabilities of CHF 9.1 million for the nine months ended September 30, 2025 and CHF 2.1 million for the nine months ended September 30, 2024. The losses were primarily due to increases in the market price of the BCA Warrants over the respective periods.

Foreign Currency Exchange Gain (Loss)

	For the nine months ended September 30,
	2025	2024	Change	% Change
Foreign currency exchange loss	(6,211)	(361)	(5,850)	1620%

We recognized a foreign currency exchange loss of CHF 6.2 million for the nine months ended September 30, 2025, compared to a loss of CHF 0.4 million for the nine months ended September 30, 2024. For both periods, the unfavorable currency exchange loss was reflective of unfavorable fluctuations in the U.S. dollar and Euro against the Swiss Franc, impacting the valuation of the Company’s cash and short-term financial assets balances.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products in the near future. We incurred a loss of CHF 75.4 million and a cash outflow from operations of CHF 49.6 million for the nine months ended September 30, 2025. We had a total of CHF 145.2 million, or $182.2 million, in cash, cash equivalents and short-term financial assets as of September 30, 2025.

On April 22, 2024, we closed a registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance of 5,000,000 ordinary shares, nominal value CHF 0.01 per share, at a purchase price of CHF 10.70 or $11.75 per share, and commenced trading of our ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024.

On May 8, 2024, we entered into a sales agreement with Leerink Partners LLC with respect to an at-the-market offering program (the “ATM Offering Program”) under which we may offer and sell, from time to time at our sole discretion, ordinary shares having an aggregate offering price of up to $100.0 million (CHF 79.6 million) through Leerink Partners LLC as our sales agent. On October 29, 2025, in conjunction with the equity financing (Refer to Note 13 to our Unaudited Condensed Consolidated Interim Financial Statements), the Company suspended and terminated the ATM Offering Program. As of October 29, 2025, we had not sold any ordinary shares under the ATM Offering Program. We will not make any sales of our ordinary shares pursuant to the sales agreement unless and until a new prospectus, prospectus supplement or registration statement is filed. Other than the termination of the ATM Offering Program, the sales agreement remains in full force and effect.

On February 18, 2025, we closed an underwritten follow-on offering for the issuance and sale of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 or CHF 18.05 per share, for total gross proceeds of CHF 90.2 million or $100.0 million.

On July 31, 2025 we amended our existing loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Amended Loan Agreement”). The Amended Loan Agreement is structured to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to us if mutually agreed in writing between us and the Lender.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to invest in the development of our product candidates through additional research and development activities, including clinical trials. Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenditures for at least 12 months from the date of this Report without additional capital or drawdown from our loan facility. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the nine months ended September 30,
	2025	2024	Change	% Change
Net cash outflow for operating activities	(49,623)	(38,275)	(11,348)	30%
Net cash outflow for investing activities	(28,319)	(15,267)	(13,052)	85%
Net cash inflow from financing activities	102,725	51,281	51,444	100%
Increase (decrease) in cash and cash equivalents	24,783	(2,261)	27,044	(1196%)

Total cash, cash equivalents and short-term investments were CHF 145.2 million as of September 30, 2025, which represents an increase of CHF 46.5 million from CHF 98.7 million at December 31, 2024. The increase was primarily due to the February 2025 underwritten offering that resulted in CHF 90.2 million, or $100.0 million, of gross cash proceeds.

Operating Activities

For the nine months ended September 30, 2025, operating activities used CHF 49.6 million of cash, primarily consisting of a loss before tax of CHF 75.4 million, partially offset by non-cash adjustments of CHF 25.6 million and working capital adjustments of CHF 0.3 million. Non-cash adjustments primarily consisted of CHF 11.7 million of share-based compensation expense, CHF 9.0 million fair value adjustment loss on warrant liabilities, and CHF 4.4 million of financial result comprised primarily of foreign exchange losses on U.S. dollar liquid asset balances during the period and interest income. Working capital adjustments consisted of a CHF 2.8 million decrease in other current assets related to advancements of clinical trials, primarily the OCS-01 DIAMOND-1 and DIAMOND-2 trials in DME which started in December 2023 and February 2024, respectively, and completed enrollment in April 2025, partially offset by a CHF 1.7 million timing related decrease in payables and accrued liabilities, and a CHF 0.8 million increase in accrued income related to Icelandic government research and development cost reimbursements.

For the nine months ended September 30, 2024, operating activities used CHF 38.3 million of cash, primarily consisting of a loss before tax of CHF 57.0 million, partially offset by a decrease in net working capital of CHF 11.0 million and non-cash adjustments of CHF 7.8 million. The decrease in net working capital was driven by an increase of CHF 6.2 million in accrued expenses and other payables and a decrease in other current assets of CHF 5.9 million due to advancements of clinical trials in 2024 that commenced during the fourth quarter of 2023 which resulted in recording of expenses and lowering of prepaid balances, partially offset by a CHF 0.7 million increase in accrued income. Non-cash charges primarily consisted of CHF 6.9 million of share based compensation expense and a CHF 2.1 million fair value adjustment loss on warrant liabilities, partially offset by CHF 1.5 million of financial result composed of foreign exchange transactions and interest income.

Investing Activities

For the nine months ended September 30, 2025, the Company recorded cash outflow for investing activities of CHF 28.3 million, primarily driven by CHF 27.8 million for investments in current fixed term bank deposits, net of maturities, as well as a CHF 1.1 million milestone payment pursuant to our licensing agreement with Accure Therapeutics SL, described in Note 9 of our Annual Report on Form 20-F filed with the SEC on March 11, 2025. This milestone payment was for achievement of a positive data readout in the Privosegtor (OCS-05) first-in-patient clinical trial in acute optic neuritis and clearance from the FDA for the Company’s investigational new drug (“IND”). These outflows were partially offset by CHF 0.8 million of interest received on short term financial assets.

For the nine months ended September 30, 2024, the Company recorded cash outflow for investing activities of CHF 15.3 million, primarily consisting of CHF 16.3 million for investments in current fixed term bank deposits, net of maturities, partially offset by CHF 1.2 million of interest received on short term financial assets.

Financing Activities

For the nine months ended September 30, 2025, net cash provided by financing activities was CHF 102.7 million which consisted primarily of CHF 82.6 million of net proceeds received from the issuance and sale of shares in the February 2025 underwritten offering, CHF 18.8 million received from the exercise of warrants and CHF 1.7 million of proceeds from the exercise of stock options.

For the nine months ended September 30, 2024, net cash provided by financing activities was CHF 51.3 million, which primarily consisted of proceeds received from the issuance and sale of shares in a registered direct offering.

Future Funding Requirements

Product development is expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. We will not generate revenue from product sales unless and until we successfully complete clinical development and are able to obtain regulatory approval for and successfully commercialize the product candidates we are currently developing or that we may develop.

Our product candidates, currently under development or that we may develop, will require significant additional research and development efforts, including extensive clinical testing and regulatory approval prior to commercialization.

If we obtain regulatory approval for one or more of our product candidates, we have the options of seeking strategic partnerships or commercializing such products ourselves. If we decide to pursue direct commercialization, we expect to incur significant expenses to develop our commercialization capabilities to support product sales, medical affairs, market access, and marketing and distribution activities, either alone or in collaboration with others. As a result, we may need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, when we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of funding. Adequate capital may not be available to us when needed or on acceptable terms. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares. Debt financing, such as the Amended Loan Agreement we entered into in July 2025, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant third parties rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangements with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our shareholders.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical development of our product candidates. In addition, we will continue to incur additional costs associated with operating as a dual-listed public company, including significant legal, accounting, investor relations and other expenses. Our expenses will also increase as we:

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advance Privosegtor (OCS-05) in AON and NAION into the PIONEER registrational program;
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progress our Phase 3 clinical trials for OCS-01 for DME;
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advance our Licaminlimab (OCS-02) program into a Phase 2/3 clinical trial and related manufacturing development activities;
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advance our preclinical stage product candidates into clinical development;
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seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;

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hire additional clinical, regulatory, technical development, quality assurance and control, medical, scientific and other technical personnel to support our product development operations;
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expand our operational, financial and management systems and increase personnel to support our operations;
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meet the requirements and demands of being a dual-listed public company, including compliance with regulatory regimes and stock exchange rules in both the U.S. and Iceland;
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maintain, expand, protect and enforce our intellectual property portfolio;
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make milestone, royalty or other payments due under the license agreements with Novartis Technology LLC and Accure Therapeutics SL, each described in Note 9 of our Annual Report on Form 20-F filed with the SEC on March 11, 2025, and any future in-license or collaboration agreements;
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seek regulatory approvals for any product candidates that successfully complete clinical trials; and
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undertake any pre-commercialization activities to establish sales, medical affairs, market access, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own or jointly with third parties.

Material Cash Requirements for Known Contractual Obligations and Commitments

We have certain payment obligations under existing license and collaboration agreements. Under these agreements, we are required to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products.

The majority of our near-term cash needs relate to our clinical and chemistry, manufacturing and controls (CMC) projects. We have conducted research and development programs through collaboration arrangements that include, among others, arrangements with universities, CROs and clinical research sites. In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

C. Critical Accounting Policies and Accounting Estimates

There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our audited financial statements and notes thereto for the year ended December 31, 2024, included in our Annual Report on Form 20-F filed with the SEC on March 11, 2025. Refer to Note 2 to our Unaudited Condensed Consolidated Interim Financial Statements included elsewhere in this Report on Form 6-K for further details on the most material accounting policies applied in the preparation of our consolidated financial statements and our critical accounting estimates and judgments.

D. Risk Factors

There have been no material changes to the risk factors as set out in our Annual Report on Form 20-F filed with the SEC on March 11, 2025.

E. Emerging Growth Company Status

As of June 30, 2025, which was the last business day of our second fiscal quarter, the market value of our common equity held by non-affiliates exceeded $700.0 million. Consequently, we will cease to be an emerging growth company on December 31, 2025, and we expect to qualify as a large accelerated filer as of that date. As a result, we expect that, as of December 31, 2025, we will be required to adhere to, among other things, the auditor attestation requirement in the assessment of internal control over financial reporting and compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor's report providing additional information about the audit and the financial statements.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Report on Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

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our financial performance;
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the ability to maintain the listing of our ordinary shares and warrants on the Nasdaq Global Market and the Nasdaq Iceland Main Market;
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timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;
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timing of expected milestones in connection with our in licensed assets;
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expected benefits of our business and scientific approach and technology;

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the potential safety and efficacy of our product candidates;
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our ability to successfully develop, advance, and partner or commercialize our pipeline of product candidates;
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our ability to establish and maintain arrangements for the manufacture of our product candidates;
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the effectiveness and profitability of our collaborations and partnerships, our ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;
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expectations related to future milestone and royalty payments and other economic terms under our collaborations and partnerships;
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estimates regarding cash runway, future revenue, expenses, capital requirements, financial condition, and need for additional financing;
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estimates of market opportunity for our product candidates;
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the effects of increased competition as well as innovations by new and existing competitors in our industry;
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our strategic advantages and the impact those advantages may have on future financial and operational results;
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our expansion plans and opportunities;
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our ability to grow our business in a cost-effective manner;
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our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
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the impact of any macroeconomic factors and other global events on our business;
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changes in applicable laws or regulations; and
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the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Report. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.